BioNTech and Genmab Expand Global Strategic Collaboration to Develop and Commercialize Novel Immunotherapy Candidates

•Collaboration expands to include development of monospecific antibody candidates to address malignant solid tumors
•Expanded collaboration leverages Genmab’s proprietary HexaBody® technology platform to develop novel immunotherapies
•First monospecific antibody candidate GEN1053/BNT313 planned to enter clinical trials by the end of 2022
•BioNTech and Genmab will share costs and potential future profits on a 50:50 basis

MAINZ, Germany, and COPENHAGEN, Denmark, August 5, 2022 – BioNTech SE (Nasdaq: BNTX, “BioNTech”) and Genmab A/S (“Genmab”) today announced an expansion of their global strategic collaboration to develop and commercialize novel immunotherapies for the treatment of cancer patients. Under this expansion, BioNTech and Genmab will jointly work to research, develop and commercialize novel monospecific antibody candidates for various cancer indications. Since 2015, the companies have been working on the joint development of bispecific cancer antibodies aimed at improving immunotherapy options for cancer patients.

“The expansion of our collaboration with Genmab extends our antibody portfolio and will further strengthen our oncology pipeline in indications with high unmet medical needs,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “We are committed to working together with our colleagues at Genmab to develop new treatments for people affected by cancer.”

“We are thrilled to expand our collaboration with BioNTech to include additional novel antibody therapies with the goal to deliver them to patients in need of innovative therapeutic options,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “Strategic partnerships, like our collaboration with BioNTech, are critical to developing differentiated antibody medicines with the aim of improving the lives of cancer patients.”

Under the expanded collaboration, the companies will jointly develop and commercialize, subject to regulatory approval, monospecific antibodies leveraging Genmab’s proprietary HexaBody technology platform. The first monospecific antibody candidate, GEN1053/BNT313, is expected to enter clinical trials by the end of 2022. GEN1053/BNT313 is a CD27 antibody based on the HexaBody technology, specifically engineered to form an antibody hexamer (a formation of six antibodies) upon binding its target on the cell membrane of the T cells. Under the terms of the agreement, the companies will equally share the development costs and potential future profit deriving from GEN1053/BNT313.

The companies currently have two jointly developed investigational medicines in clinical testing since 2019, fusing BioNTech’s proprietary immunomodulatory antibodies and Genmab’s DuoBody® technology platform: GEN1046/BNT311 is being evaluated in Phase 1/2 clinical trials for the treatment of advanced solid tumors (NCT04937153, NCT03917381), and in a Phase 2 study of patients with non-small cell lung cancer (NSCLC) (NCT05117242). GEN1042/BNT312 is being evaluated for the treatment of metastatic or locally advanced solid tumors in a Phase 1/2 study (NCT04083599).

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: the collaboration between BioNTech and Genmab to jointly clinical develop the program candidate GEN1053/BNT313; timing for commencement of a Phase 1 clinical trial as well as any subsequent data readouts; the registrational potential of any trial for GEN1053/BNT313; the nature and characterization of and timing for release of clinical data across BioNTech’s platforms, which is subject to peer review, regulatory review and market interpretation; the planned next steps in BioNTech’s pipeline programs and specifically including, but not limited to, statements regarding timing or plans for initiation of clinical trials, enrolment or submission for and receipt of product approvals with respect to BioNTech’s product candidates; the potential safety and efficacy of our other product candidates; BioNTech’s anticipated market opportunity and size for its product candidates. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include but are not limited to discussions with regulatory agencies regarding timing and requirements for additional clinical trials; and the ability to produce comparable clinical results in future clinical trials.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2021, filed with the SEC on March 30, 2022, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

About Genmab
Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Genmab Forward-Looking Statements
This Media Release contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Media Release nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

CONTACTS

BioNTech
Investor Relations
Sylke Maas, Ph.D.
VP Investor Relations & Strategy
+49 (0)6131 9084 1074
Investors@biontech.de

Media Relations
Jasmina Alatovic
VP Corporate Communications
+49 (0)6131 9084 1513
Media@biontech.de

Genmab
Genmab Media Contact
David Freundel, Director, Product Communications
T: +1 609 613 0504; E: dafr@genmab.com

Genmab Investor Relations
Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com